EXHIBIT 99.7
                                                                ------------
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
           [ADVANTAGE LOGO OMITTED]
--------------------------------------------------------------------------------


                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                 OCTOBER 5, 2005

                ADVANTAGE PRESENTING AT SCOTIA CAPITAL CONFERENCE

                                  (TSX: AVN.UN)
--------------------------------------------------------------------------------

CALGARY, ALBERTA - October 5, 2005 - Advantage Energy Income Fund ("Advantage") is pleased to be presenting at the Scotia Capital Investing for Income Conference on Thursday, October 6th at 2:00 p.m EDT. A live webcast of the presentation will be available at WWW.INSINC.COM/SCOTIA/20051005/PREFLIGHT.HTML.

A PDF file of the presentation is currently available on our website at WWW.ADVANTAGEINCOME.COM.

For further information please contact:

                            Mr. Gary F. Bourgeois, VP
                          Corporate Development Phone:
                                 (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                            Calgary, Alberta T2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      E-mail: advantage@advantageincome.com




The information in this news release may contain certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.